Exhibit 8

List of Subsidiaries and Affiliates

Name of Subsidiary	Country of Incorporation
Mainsoft Corporation	United States
IntraComp Group Inc.	United States
SCH Software Conversion House Ltd.	Israel
MSI Multiconn Solutions International	Israel
(1995) Ltd.
Multiconn Technologies Ltd.	Israel
Crystal Europe (1999) B.V	The Netherlands
Crystal America Inc.	United States
Crystal Sapphire Ltd.	Israel
Alexandria Migration Technologies Ltd	Israel
Blue Phoenix Solutions B.V	The Netherlands
Blue Phoenix Solutions Ltd.	Cyprus
Blue Phoenix Solutions GmbH	Germany
Blue Phoenix Solutions SRL	Italy
Blue Phoenix Solutions Nordic ApS	Denmark
Blue Phoenix Solutions U.K Ltd.	United Kingdom
Blue Phoenix Solutions USA Inc.	United States
Advanced Systems Europe B.V	The Netherlands
Liraz systems Ltd.	Israel
Liraz Systems export Ltd.	Israel
Liraz Systems (investments) Ltd.	Israel
Burford International Applications Ltd.	United Kingdom
Level 8 Systems Ltd.	Israel
Liacom Systems Ltd.	Israel
Alphatech (2000) Srl	Romania

Name of Affiliates	Country of Incorporation
Intercomp Ltd.	Israel
Tesnet - Software Testing Ltd	Israel